[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]



December 26, 2007




VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE: TARRANT APPAREL GROUP
             FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
             FILED ON MARCH 27, 2007

             FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2005
             FILED ON OCTOBER 11, 2007
             FILE NO. 0-26006

Dear Mr. Moran:

         On behalf of Tarrant Apparel Group (the "Company"), we hereby provide the following responses in reply to the comment letter dated December 13, 2007 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff"). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

TARRANT APPAREL GROUP FORM 10-K FOR YEAR ENDED DECEMBER 31, 2006

1. WE NOTE YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED NOVEMBER 6, 2007. YOUR EQUITY METHOD INCOME HAS DECREASED MATERIALLY OVER THE PAST THREE YEARS. FURTHERMORE, IN 2005 EQUITY INCOME REPRESENTED MORE THAN 60% OF TARRANT'S NET INCOME. PLEASE REVISE YOUR DISCUSSION TO PROVIDE A MEANINGFUL EXPLANATION REGARDING THE MATERIAL DECREASE IN EQUITY METHOD INCOME FOR EACH OF THE PERIODS PRESENTED. IN ADDITION, PLEASE QUANTIFY


       15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

U.S. Securities and Exchange Commission
December 26, 2007
Page 2


         THE AMOUNT OF THE INVENTORY WRITE-DOWN WHICH YOU NOTE IN YOUR RESPONSE WAS ANOTHER FACTOR IN THE DECREASE IN AMERICAN RAG'S INCOME. EXPLAIN THE NATURE OF THE WRITE-DOWN.

         COMPARISON OF 2006 TO 2005

         In response to the Staff's comments, the Company would replace the following paragraph on page 32 of the Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"):

                   "Interest in income of equity method investee decreased by $480,000 or 85.8%, from $560,000 in 2005 to $80,000 in 2006. As a percentage of net sales, this interest in income of equity method decreased to 0.0% in 2006 from 0.3% in 2005. Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag CIE" and the operator of American Rag retail stores."

         With the additional disclosures in response to the Staff's comment, the paragraph on page 32 of the 2006 Form 10-K regarding interest income of equity method investee would read as follows:

                  "Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag CIE" and the operator of American Rag retail stores. Interest in income of equity method investee decreased by $480,000 or 85.8%, from $560,000 in 2005 to $80,000 in 2006. This decrease of interest in income of equity method investee could be attributed to an increase of $230,000 in markdown on slow-moving inventory, an increase in occupancy and depreciation expenses by $546,000 and an increase in personnel expenses by $270,000 due to the opening of a new retail store. While the occupancy, depreciation and personnel expenses of the new store will become a permanent overhead increase, it is not expected that similar amounts of inventory markdown will be required in the current year due to tighter merchandising and inventory control."

         In addition, the Company would insert a new paragraph on page 34 of the 2006 Form 10-K regarding income of equity method investee as follows:

         "COMPARISON OF 2005 TO 2004

                                      * * *

U.S. Securities and Exchange Commission
December 26, 2007
Page 3


                  "Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag CIE" and the operator of American Rag retail stores. Interest in income of equity method investee declined by 27.3% from $770,000 in 2004 to $560,000 in 2005 due to a general increase in overhead expenses. The more significant items included increase in personnel expenses of $128,000 and outsourced information technology support of $112,000."

         If the foregoing proposed revisions adequately address the Staff's comment, the Company intends to file an amendment to the 2006 Form 10-K to include the revised disclosures.

2. WE NOTE YOUR RESPONSE TO COMMENT FOUR OF OUR LETTER DATED NOVEMBER 6, 2007. WE ARE UNCERTAIN WHY YOU ARE CALCULATING YOUR WEIGHTED AVERAGE COST OF CAPITAL (WACC) AT THE DIVISIONAL LEVEL. WE ASSUME AMERICAN RAG IS A COMPANY INVESTMENT AND THEREFORE IT WOULD SEEM APPROPRIATE TO CALCULATE THE WACC USING THE CONSOLIDATED FINANCIAL STATEMENT OF TARRANT APPAREL. IN THIS REGARD, PLEASE PROVIDE TO US IMPAIRMENT TESTS FOR 2005 AND 2006 WHICH REFLECT REVISED WACC CALCULATIONS PERFORMED AT THE PARENT LEVEL. TO THE EXTENT APPLICABLE, PLEASE DISCUSS ANY CHANGES IN ASSUMPTIONS BETWEEN THE 2005 AND 2006 IMPAIRMENT TESTS.

         The Company acknowledges the Staff's comment and has concluded that it would be more appropriate to calculate the WACC using the consolidated financial statement of the Company. The revised impairment tests are attached to this letter as Attachment 1 and the assumptions thereon were changed accordingly. After taking into account these revisions, the Company has determined that there was still no indication of impairment loss because the fair values exceeded the carrying values at December 31, 2005 and 2006.

                                    * * * * *

U.S. Securities and Exchange Commission
December 26, 2007
Page 4


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Mr. Patrick Chow, the Company's Chief Financial Officer at (323) 318-1988 or me at (818) 444-4502.

                                         Sincerely,

                                         /s/ John McIlvery
                                         ---------------------
                                         John McIlvery

                                  ATTACHMENT 1:

                       Impairment Tests for 2005 and 2006


                          EQUITY METHOD INVESTMENT 2005

ASSUMPTIONS:
1. Royalty income is calculated based on the annual minimum purchases specified in the Amendment #2 to the Exclusive Distribtuion agreement between Macy's Merchandising Group (MMG) and Private Brands Inc., dated March 7, 2005. The initial term is from April 1, 2003 to January 31, 2014.

2. Based on the Exclusive Distribtuion agreement, the Term shall automatically renew on the terms and conditions for 3 additional periods of 10 years each. For impairment test purpose, royalty income is extended to year 2015, for a total of 10 years.

3. Royalty income could be more than the above assumption if MMG purchases more than minumum level over the years.

4. Income from the stores in San Francisco and La Brea is based on historical numbers. Net income from these 2 stores in the past 3 years averaged $500,000 per year. For impairment test purpose, income stream of $500,000 for the next 10 years is used. A new store in Fashion Island is planned to be opened in late 2006, income is assumed to break even in the next 10 years. After the first year's performance, the income stream will be evaluated again. There is no plan to open any new store in the next 10 years other than the one in Fashion Island.

5.  DISCOUNT  RATE IS DERIVED FROM  AFTER-TAX  WEIGHTED  AVERAGE COST OF CAPITAL
    (WACC) USING TARRANT'S CAPITAL STRUCTURE.

6.  Capital expenditure is 2% on annual sales of $10 million.

7. Change in working capital requirement is based on 5% increase each year upon the ending working capital balance of 2005.

8.  No salvage value is assigned to the trademark.


CONCLUSION:
Total royalty income discounted at 11% = $7,842,448
Total store income discounted at 11% = $2,998,081
Total income discounted at 11% = $10,840,529
Our 45% share at fair value = $4,878,238
Book value as of 12/31/05 = $2,138,865
There is no impairment on equity method investment as the fair value exceeds the carrying value, no further work is required.

                          EQUITY METHOD INVESTMENT 2005


            AMERICAN RAG                    2006         2007         2008         2009         2010         2011         2012
           ROYALTY INCOME                projected    projected    projected    projected    projected    projected    projected
MINIMUM PURCHASE BY MMG                 40,000,000   50,000,000   65,000,000   75,000,000   75,000,000   75,000,000   75,000,000

ROYALTY INCOME 2.05%                       820,000    1,025,000    1,332,500    1,537,500    1,537,500    1,537,500    1,537,500

DISCOUNTED ROYALTY INCOME
                                5%         780,952      929,705    1,151,064    1,264,905    1,204,671    1,147,306    1,092,673
                               10%         745,455      847,107    1,001,127    1,050,133      954,667      867,879      788,981
                               11%         738,739      831,913      974,313    1,012,799      912,431      822,010      740,550
                               15%         713,043      775,047      876,140      879,071      764,409      664,704      578,003
                               20%         569,444      711,806      771,123      741,464      617,887      514,906      429,088


            AMERICAN RAG                    2013         2014         2015         Total
           ROYALTY INCOME                projected    projected    projected     projected

MINIMUM PURCHASE BY MMG                 75,000,000   75,000,000   75,000,000   680,000,000

ROYALTY INCOME 2.05%                     1,537,500    1,537,500    1,537,500    13,940,000

DISCOUNTED ROYALTY INCOME
                                5%       1,040,641      991,086      943,892    10,546,895
                               10%         717,255      652,050      592,773     8,217,427
                               11%         667,162      601,047      541,484     7,842,448
                               15%         502,611      437,053      380,046     6,570,127
                               20%         357,573      297,978      248,315     5,259,584

                          EQUITY METHOD INVESTMENT 2005


                AMERICAN RAG                 2006        2007        2008        2009        2010        2011        2012
           INCOME FROM THE STORES         projected   projected   projected   projected   projected   projected   projected
PRETAX INCOME                               500,000     500,000     500,000     500,000     500,000    500,000      500,000

INCOME TAXES                                (12,590)    (12,590)    (12,590)    (12,590)    (12,590)   (12,590)     (12,590)

NET INCOME                                  487,410     487,410     487,410     487,410     487,410    487,410      487,410

ADD: DEPRECIATION & AMORTIZATION            200,000     390,000     340,000     330,000     310,000    260,000      260,000

LESS: CAPITAL EXPENDITURES                 (200,000)   (200,000)   (200,000)   (200,000)   (200,000)  (200,000)    (200,000)

CHANGE IN NET WORKING CAPITAL               (62,500)    (64,375)    (66,306)    (68,295)    (70,344)   (72,455)     (74,628)

CASH FLOW                                   424,910     613,035     561,104     549,115     527,066    474,955      472,782

DISCOUNTED CASH FLOW
                                  5%        404,676     556,041     484,703     451,758     412,970    354,419      335,997
                                 10%        386,282     506,640     421,566     375,053     327,266    268,100      242,612
                                 11%        382,802     497,553     410,274     361,719     312,788    253,931      227,719
                                 15%        369,487     463,543     368,935     313,958     262,045    205,336      177,736
                                 20%        295,076     425,719     324,713     264,812     211,816    159,062      131,945


                AMERICAN RAG                 2013       2014         2015       Total
           INCOME FROM THE STORES         projected   projected   projected   projected
PRETAX INCOME                               500,000    500,000      500,000   5,000,000

INCOME TAXES                                (12,590)   (12,590)     (12,590)   (125,900)

NET INCOME                                  487,410    487,410      487,410   4,874,100

ADD: DEPRECIATION & AMORTIZATION            260,000    260,000      260,000   2,870,000

LESS: CAPITAL EXPENDITURES                 (200,000)  (200,000)    (200,000) (2,000,000)

CHANGE IN NET WORKING CAPITAL               (76,867)   (79,173)     (81,548)   (716,491)

CASH FLOW                                   470,543    468,237      465,862   5,027,609

DISCOUNTED CASH FLOW
                                  5%        318,482    301,830      285,999   3,906,875
                                 10%        219,512    198,578      179,610   3,125,219
                                 11%        204,181    183,045      164,069   2,998,081
                                 15%        153,821    133,102      115,154   2,563,117
                                 20%        109,433     90,747       75,239   2,088,562

                          EQUITY METHOD INVESTMENT 2005

USING TARRANT'S CAPITAL STRUCTURE
The cost of capital and cost of equity calculations are summarized below.
The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and equity in a company's target capital structure. The formula for the after-tax WACC is:

After-Tax WACC = (kd x (1-T) x D/(D+E)) + (ke x E/(D+E)) where:
      kd = Cost of debt financing
      ke = Cost of equity financing
      D  = Estimated market value (or book value) of debt
      E  = Estimated market value of equity
      T  = Assumed tax rate
      ke = rf + (B x rpm) + rps + u

ke    =    Cost of equity financing
rf    =    Risk-free rate of return
B     =    Beta, a measure of the level of non-diversifiable risk associated with guideline company returns
rpm   =    Market equity risk premium
rps   =    Small stock equity risk premium
u     =    Unsystematic (company-specific) risk factor

Total interest expenses in 2005                                   $   4,624,590
Average borrowings                                                $  59,038,015
Kd                                                                        7.83%

D                                                                 $  59,038,015
E                                                                 $  70,049,384
                                                                  -------------
D+E                                                               $ 129,087,399

Ke AFTER TAX                                                             16.13%
(based on Tarrant's cost of equity performed on another division)

WACC                                                                     10.90%

                          EQUITY METHOD INVESTMENT 2006

ASSUMPTIONS:
1. Royalty income is calculated based on the annual minimum purchases specified in the Amendment #2 to the Exclusive Distribtuion agreement between Macy's Merchandising Group (MMG) and Private Brands Inc., dated March 7, 2005. The initial term is from April 1, 2003 to January 31, 2014.

2. Based on the Exclusive Distribtuion agreement, the Term shall automatically renew on the terms and conditions for 3 additional periods of 10 years each. For impairment test purpose, royalty income is extended to year 2016, for a total of 10 years.

3. Royalty income could be more than the above assumption if MMG purchases more than minumum level over the years.

4. Income from the stores in San Francisco and La Brea is based on historical numbers. Net income from these 2 stores in the past 3 years averaged $500,000 per year. However, in late 2006, a new store was opened in Fashion Island and the net loss was about $1 million. Based on the projection of 2007, the loss from the stores will be about $800,000. For impairment test purpose, the stores will be assumed in loss for year 2007 and 2008 as for the new store to saturate and from then on, $100,000 of income is projected for these 3 stores.
    There is no plan to open any new store in the next 10 years.

5.  DISCOUNT  RATE IS DERIVED FROM  AFTER-TAX  WEIGHTED  AVERAGE COST OF CAPITAL
    (WACC) USING TARRANT'S CAPITAL STRUCTURE.

6.  Capital expenditure is 2% on annual sales of $10 million.

7. Change in working capital requirement is based on 5% increase each year upon the ending working capital balance of 2005.

8.  No terminal value is assigned to the trademark.

CONCLUSION:
Total royalty income discounted at 12% = $8,066,204
Total store income discounted at 12% = $(832,473)
Total income discounted at 12% = $7,233,731
Our 45% share of fair value = $3,255,179
Book value as of 12/31/06 = $2,151,061
There is no impairment on equity method investment as the fair value exceeds the carrying value, no further work is required.

                          EQUITY METHOD INVESTMENT 2006

             AMERICAN RAG                    2007         2008         2009         2010         2011         2012          2013
            ROYALTY INCOME                projected    projected    projected    projected    projected    projected     projected
MINIMUM PURCHASE BY MMG                  50,000,000   65,000,000   75,000,000   75,000,000   75,000,000   75,000,000    75,000,000

ROYALTY INCOME 2.05%                      1,025,000    1,332,500    1,537,500    1,537,500    1,537,500    1,537,500     1,537,500

DISCOUNTED ROYALTY INCOME
                                  5%        976,190    1,208,617    1,328,150    1,264,905    1,204,671    1,147,306     1,092,673
                                 10%        931,818    1,101,240    1,155,147    1,050,133      954,667      867,879       788,981
                                 12%        915,179    1,062,261    1,094,362      977,109      872,419      778,945       695,487
                                 15%        891,304    1,007,561    1,010,931      879,071      764,409      664,704       578,003
                                 20%        854,167      925,347      889,757      741,464      617,887      514,906       429,088


             AMERICAN RAG                     2014         2015         2016         Total
            ROYALTY INCOME                 projected    projected    projected     projected
MINIMUM PURCHASE BY MMG                   75,000,000   75,000,000   75,000,000   715,000,000

ROYALTY INCOME 2.05%                       1,537,500    1,537,500    1,537,500    14,657,500

DISCOUNTED ROYALTY INCOME
                                  5%       1,040,641      991,086      943,892    11,198,131
                                 10%         717,255      652,050      592,773     8,811,943
                                 12%         620,970      554,438      495,034     8,066,204
                                 15%         502,611      437,053      380,046     7,115,693
                                 20%         357,573      297,978      248,315     5,876,482

                          EQUITY METHOD INVESTMENT 2006

              AMERICAN RAG                   2007         2008         2009         2010         2011         2012          2013
         INCOME FROM THE STORES           projected    projected    projected    projected    projected    projected     projected
PRETAX INCOME                              (800,000)    (800,000)     100,000      100,000      100,000      100,000       100,000

INCOME TAXES                                (12,590)     (12,590)     (12,590)     (12,590)     (12,590)     (12,590)      (12,590)

NET INCOME                                 (812,590)    (812,590)      87,410       87,410       87,410       87,410        87,410

ADD: DEPRECIATION & AMORTIZATION            390,000      340,000      330,000      310,000      260,000      260,000       260,000

LESS: CAPITAL EXPENDITURES                 (200,000)    (200,000)    (200,000)    (200,000)    (200,000)    (200,000)     (200,000)

CHANGE IN NET WORKING CAPITAL               (64,375)     (66,306)     (68,295)     (70,344)     (72,455)     (74,628)      (76,867)

CASH FLOW                                  (686,965)    (738,896)     149,115      127,066       74,955       72,782        70,543

DISCOUNTED CASH FLOW
                                  5%       (654,252)    (670,201)     128,811      104,537       58,729       54,311        50,134
                                 10%       (624,514)    (610,658)     112,032       86,788       46,541       41,083        36,200
                                 12%       (613,362)    (589,044)     106,137       80,753       42,532       36,873        31,910
                                 15%       (597,361)    (558,712)      98,045       72,650       37,266       31,466        26,520
                                 20%       (572,471)    (513,122)      86,293       61,278       30,123       24,374        19,687


              AMERICAN RAG                   2014        2015         2016        Total
         INCOME FROM THE STORES           projected   projected    projected    projected
PRETAX INCOME                               100,000     100,000      100,000     (800,000)

INCOME TAXES                                (12,590)    (12,590)     (12,590)    (125,900)

NET INCOME                                   87,410      87,410       87,410     (925,900)

ADD: DEPRECIATION & AMORTIZATION            260,000     260,000      260,000    2,930,000

LESS: CAPITAL EXPENDITURES                 (200,000)   (200,000)    (200,000)  (2,000,000)

CHANGE IN NET WORKING CAPITAL               (79,173)    (81,548)     (83,995)    (737,986)

CASH FLOW                                    68,237      65,862       63,415     (733,886)

DISCOUNTED CASH FLOW
                                  5%         46,185      42,455       38,931     (800,360)
                                 10%         31,833      27,932       24,449     (828,314)
                                 12%         27,560      23,750       20,418     (832,473)
                                 15%         22,307      18,722       15,675     (833,422)
                                 20%         15,870      12,764       10,242     (824,962)

                          EQUITY METHOD INVESTMENT 2006

USING TARRANT'S CAPITAL STRUCTURE
The cost of capital and cost of equity calculations are summarized below.
The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and equity in a company's target capital structure. The formula for the after-tax WACC is:

After-Tax WACC = (kd x (1-T) x D/(D+E)) + (ke x E/(D+E)) where:
      kd = Cost of debt financing
      ke = Cost of equity financing
      D =  Estimated market value (or book value) of debt
      E =  Estimated market value of equity
      T =  Assumed tax rate
      ke = rf + (B x rpm) + rps + u

ke    =    Cost of equity financing
rf    =    Risk-free rate of return
B     =    Beta, a measure of the level of non-diversifiable risk associated with guideline company returns
rpm   =    Market equity risk premium
rps   =    Small stock equity risk premium
u     =    Unsystematic (company-specific) risk factor

Total interest expenses in 2006                                   $ 6,059,628
Average borrowings in 2006                                        $54,704,456
KD                                                                     11.08%

D                                                                 $54,704,456
E                                                                 $44,880,759
                                                                  -----------
D+E                                                               $99,585,215

KE AFTER TAX                                                           18.56%
(based on Tarrant's cost of equity
performed on another division)

WACC                                                                   12.01%